FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2022

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Issues 4th, 5th and 6th Series of Unsecured Straight Bonds with No Negative Pledge or Other Financial Covenants

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 30, 2022	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Issues 4th, 5th and 6th Series of Unsecured Straight Bonds with No Negative Pledge or Other Financial Covenants

Tokyo, August 30, 2022—Nomura Holdings, Inc. today announced that it has determined the terms of its 4th, 5th and 6th series of unsecured straight bonds with no negative pledge or other financial covenants in the total principal amount of 63.5 billion yen. Terms of the issue are as outlined below.

Nomura is subject to the Japanese Total Loss-Absorbing Capacity (TLAC) standard. The bonds are expected to qualify as TLAC-eligible debt.

4th Series of Nomura Holdings, Inc. Unsecured Straight Bonds with no negative pledge or other financial covenants

1.	Amount of Issue	42.5 billion yen
2.	Denomination of each Bond	100 million yen
3.	Issue Price	100% of the principal amount
4.	Interest Rate	0.60% per annum
5.	Offering Period	August 30, 2022
6.	Payment Date	September 5, 2022
7.	Interest Payment Dates	March 5 and September 5 each year
8.	Maturity Date	September 5, 2025
9.	Redemption Price	100% of the principal amount
10.	Security or Guarantee	The bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the bonds.
11.	Place for Application	Head office and domestic branch offices of the Underwriter described in the item 13
12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.
13.	Underwriters	Nomura Securities Co., Ltd.
14.	Fiscal Agent	Mizuho Bank, Ltd.
15.	Rating	The bonds have been given a rating of “A” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 4th, 5th and 6th series of unsecured straight bonds (with no negative pledge or other financial covenants) outside the United States. This press release has not been prepared for the purpose of, and does not constitute, an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

5th Series of Nomura Holdings, Inc. Unsecured Straight Bonds with no negative pledge or other financial covenants

1.	Amount of Issue	16.5 billion yen
2.	Denomination of each Bond	100 million yen
3.	Issue Price	100% of the principal amount
4.	Interest Rate	0.75% per annum
5.	Offering Period	August 30, 2022
6.	Payment Date	September 5, 2022
7.	Interest Payment Dates	March 5 and September 5 each year
8.	Maturity Date	September 3, 2027
9.	Redemption Price	100% of the principal amount
10.	Security or Guarantee	The bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the bonds.
11.	Place for Application	Head office and domestic branch offices of the Underwriter described in the item 13
12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.
13.	Underwriters	Nomura Securities Co., Ltd.
14.	Fiscal Agent	Mizuho Bank, Ltd.
15.	Rating	The bonds have been given a rating of “A” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

6th Series of Nomura Holdings, Inc. Unsecured Straight Bonds with no negative pledge or other financial covenants

1.	Amount of Issue	4.5 billion yen
2.	Denomination of each Bond	100 million yen
3.	Issue Price	100% of the principal amount
4.	Interest Rate	0.90% per annum
5.	Offering Period	August 30, 2022
6.	Payment Date	September 5, 2022
7.	Interest Payment Dates	March 5 and September 5 each year
8.	Maturity Date	September 3, 2032
9.	Redemption Price	100% of the principal amount
10.	Security or Guarantee	The bonds are not secured by any pledge, mortgage or other charge on any assets or revenues of the Company or of others, nor are they guaranteed. There are no assets reserved as security for the bonds.
11.	Place for Application	Head office and domestic branch offices of the Underwriter described in the item 13
12.	Book-entry Transfer Institution	Japan Securities Depository Center, Inc.
13.	Underwriters	Nomura Securities Co., Ltd.
14.	Fiscal Agent	Mizuho Bank, Ltd.
15.	Rating	The bonds have been given a rating of “A” from Rating and Investment Information, Inc. and “AA-” from Japan Credit Rating Agency, Ltd.

The purpose of this press release is to make a general public announcement concerning the public offering for the 4th, 5th and 6th series of unsecured straight bond (with no negative pledge or other financial covenants) outside the United States. This press release has not been prepared for the purpose of, and does not constitute, an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Wholesale (Global Markets and Investment Banking), and Investment Management. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

The purpose of this press release is to make a general public announcement concerning the public offering for the 4th, 5th and 6th series of unsecured straight bond (with no negative pledge or other financial covenants) outside the United States. This press release has not been prepared for the purpose of, and does not constitute, an offer of, or solicitation of an offer to buy or subscribe for, securities of Nomura Holdings, Inc. The above-referenced securities will not be or have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements thereunder.